Exhibit 99.1
Dangdang Announces First Quarter 2011 Results
Net Revenues in Q1 2011 Increased by 53.4% Year-Over-Year
General Merchandise Revenue in Q1 2011 Increased by 161.6% Year-Over-Year
Beijing, China, May 20, 2011 — E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.
First Quarter Highlights
•	Total net revenues in the first quarter of 2011 were RMB687.6 million ($105.0 million), a 53.4% increase from the corresponding period in 2010.

•	General merchandise revenue in the first quarter of 2011 was RMB164.0 million ($25.1 million), a 161.6% increase from the corresponding period in 2010, representing 23.9% of total net revenues, compared to 14.0% in the corresponding period in 2010.

•	Net income in the first quarter of 2011 was RMB3.1 million ($0.5 million), a 203.6% increase from the corresponding period in 2010.

•	Adjusted EBITDA (Non-GAAP) in the first quarter of 2011 was RMB7.6 million ($1.2 million), a 27.7% increase from the corresponding period in 2010.
“I am pleased to report strong first quarter results. In a highly competitive environment we managed to grow revenues in the first quarter of 2011 by 53.4% year-over-year. General merchandise grew at an accelerated pace compared with last fiscal year. We continue to strengthen our market leadership in media and increase our market share in general merchandise in the first quarter of 2011,” said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman.
“We continue to focus on improving our customers’ shopping experience, from browsing our websites to receiving the goods”, commented Mr. Guoqing Li, Dangdang’s Chief Executive Officer. “We provide our customers with competitive pricing and expanded product offerings, recently working on test-launching apparel in the second half of 2011. We have also accelerated our delivery speed by launching our “Lightning Plan” to provide same-day delivery service in seven major cities in China.”
By the end of the first quarter, Dangdang provided free online access to approximately 30% of the content for more than 13,000 book titles and it plans to expand this service to more book titles in the future. This is part of integrated digitalization solution to the publishing industry and offer digitalized content to customers in China.
To attract new customers, Dangdang is closely cooperating with social networking media such as micro-blogs and social networking sites. By encouraging customers to share their shopping experiences or write product reviews in their personal pages, Dangdang is receiving increased traffic from these social platforms.

Dangdang launched its “Lightning Plan” in April 2011, providing the same-day delivery service to customers in seven major cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chengdu, Wuhan and Zhengzhou. In addition, Dangdang has also shortened the return or exchange cycle for its customers.
“Despite the inflationary environment in China, especially the increasing labor cost, we were able to manage our operation in a cost effective manner.” commented Conor Yang, Dangdang’s Chief Financial Officer.
First Quarter 2011 Results
Dangdang’s total net revenues in the first quarter of 2011 were RMB687.6 million ($105.0 million), a 53.4% increase from the corresponding period in 2010.
Media product revenue for the first quarter of 2011 were RMB514.0 million ($78.5 million), representing a 34.3% increase from the corresponding period in 2010. General merchandise revenue for the first quarter of 2011 was RMB164.0 million ($25.1 million), representing a 161.6% increase from the corresponding period in 2010. Other revenue including revenue from third-party merchants, for the first quarter of 2011 was RMB9.5 million ($1.5 million), representing a 242.9% increase from the corresponding period in 2010.
Dangdang had approximately 4.2 million active customers in the first quarter of 2011, representing a 42.3% increase from the corresponding period in 2010. Total orders for the first quarter 2011 were approximately 8.0 million, a 40.9% increase from the corresponding period in 2010.
Cost of revenues was RMB553.6 million ($84.5 million), representing 80.5% of total net revenues, as compared to 79.8% in the corresponding period in 2010. Cost of revenues as percentage of total net revenue has increased primarily due to the high growth rate of general merchandise, which has resulted in a changed revenues mix. General merchandise revenue for the first quarter of 2011 was RMB164.0 million ($25.1 million), representing 23.9% of total net revenues, as compared to 14.0% in the corresponding period in 2010. Gross margin of general merchandise currently is lower than the gross margin of media products.
Fulfillment expenses which include warehousing and shipping expenses were RMB85.0 million ($13.0 million), representing 12.4% of total net revenues, compared to 12.2% in the corresponding period in 2010. The increase was primarily due to our investment in improving our customers’ shopping experience through faster delivery.
Marketing expenses were RMB23.2 million ($3.5 million), representing 3.4% of total net revenues, compared to 2.5% in the corresponding period in 2010. The increase was primarily due to our intensified marketing efforts to acquire new customers and to cross-sell general merchandise to media product customers in the highly competitive environment.
Technology and content expenses were RMB18.4 million ($2.8 million), representing 2.7% of total net revenues, which was consistent with that in the corresponding period in 2010.
General and administrative expenses were RMB11.8 million ($1.8 million), representing 1.7% of total net revenues, compared to 2.6% in the corresponding period in 2010.
Share-based compensation expenses, which were allocated to related expense line items, were RMB2.4 million ($0.4 million) in the first quarter of 2011, a 86.0% increase from RMB1.3 million in the corresponding period in 2010.
Dangdang recorded an operating loss of RMB1.3 million ($0.2 million) in the first quarter of 2011, as compared with an operating profit of RMB0.7 million in the corresponding period in 2010, primarily due to the revenues mix change and the increased marketing expenses.
Operating profit excluding share-based compensation expenses (non-GAAP) was RMB1.2 million ($0.2 million), a 42.5% decrease from the corresponding period in 2010, primarily due to the revenues mix change and increased marketing expenses.
Net income was RMB3.1 million ($0.5 million), representing a 203.6% increase from the corresponding period in 2010, primarily due to an RMB2.7million ($0.4 million) increase in interest income.
Basic and diluted earnings per ADS were RMB0.04 ($0.01) and RMB0.04 ($0.01), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB5.5 million ($0.8 million), a 137.2% increase from the corresponding period in 2010, primarily due to the rapid growth of our net income.
As of March 31, 2011, Dangdang had cash and cash equivalents of RMB1,457.2 million ($222.5 million), as compared to RMB1,691.9 million as of December 31, 2010. Dangdang had held-to-maturity investments of RMB170.0 million ($26.0 million), as compared to nil as of December 31, 2010.
Capital expenditures for the first quarter of 2011 were RMB1.7 million ($0.3 million).
Adjusted EBITDA (non-GAAP) in the first quarter of 2011 was RMB7.6 million ($1.2 million), representing a 27.7% increase from the corresponding period in 2010, primarily due to the increases in share-based compensation and depreciation and amortization.
Outlook for Second Quarter 2011

Dangdang expects its total net revenues in the second quarter of 2011 to be in the range of RMB779 million to RMB789 million, representing year-over-year growth in the range of 51% to 53%. This forecast reflects Dangdang’s current and preliminary view, which is subject to change.
Conference Call Information
Dangdang’s management will host an earnings conference call at 8:00 AM on May 20, 2011 U.S. Eastern Time (or 8:00 PM on May 20, 2011 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US:	+1-617-213-8064
UK:	+44-207-365-8426
Hong Kong:	+852-3002-1672
Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Dangdang earnings call.”
A replay of the conference call may be accessed by phone at the following number until May 30, 2011:
International: +1-617-801-6888
Passcode: 47529371
Additionally, a live and archived webcast of this conference call will be available at http://ir.dangdang.com/ until December 31, 2011.
About Dangdang
E-commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 630,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, and baby, children and maternity products.. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of

1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter 2011 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain new customers and to increase revenues generated from repeat customers; our expectations regarding demand for and market acceptance of our products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in our revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to our industry and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures defined by the SEC: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and adjusted EBITDA (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating income, non-GAAP operating margin and non-GAAP net income as operating income, operating margin, operating income and net income excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net income for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income prepared in accordance with U.S. GAAP.
For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.
For investor and media inquiries, please contact:
Maria Xin
IR Director
E-commerce China Dangdang Inc.
+86 (10) 8419-1896
xinyi@dangdang.com
Caroline Straathof
IR Inside
+31-6-54624301
info@irinside.com

E-Commerce China Dangdang Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of December 31, 2010	As of March 31, 2011
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,691,906	1,457,168	222,526
Held-to-maturity investments	0	170,000	25,961
Inventories	896,273	918,462	140,260
Accounts receivable, net	17,802	29,821	4,554
Prepaid expenses and other current assets (including expenses prepaid to related parties amounting RMB9,625 and RMB9,625(US$1,470) as of December 31,2010 and March 31,2011,respectively)	100,639	95,865	14,640
Deferred tax assets	22,095	24,950	3,810
Amounts due from related parties	3,014	3,029	463

Total current assets	2,731,729	2,699,295	412,214

Fixed assets, net	55,934	51,252	7,827
Deferred tax assets	1,903	1,982	303
Prepaid expenses and deposits (including expenses prepaid to related parties amounting RMB9,625 and RMB7,219(US$1,102) as of December 31,2010 and March 31,2011,respectively)	11,891	19,526	2,981

Total assets	2,801,457	2,772,055	423,325

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	865,953	1,082,985	165,384
Deferred revenue	80,077	65,372	9,983
Accrued expenses and other current liabilities	166,531	196,198	29,962
Amounts due to selling shareholders	259,386	0	0
Amounts due to related parties	15,253	14,257	2,177

Total current liabilities	1,387,200	1,358,812	207,506

Total liabilities	1,387,200	1,358,812	207,506

Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share, 686,505,790 shares authorized, 104,533,340 shares issued and outstanding as at December 31, 2010 and March 31,2011)	71	71	11
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized, 286,520,870 shares issued and outstanding as at December 31, 2010 and March 31,2011)	223	223	34
Additional paid-in capital	1,787,665	1,796,950	274,415
Accumulated other comprehensive loss	(22,138)	(35,512)	(5,423)
Accumulated deficit	(351,564)	(348,489)	(53,218)

Total shareholders’ equity	1,414,257	1,413,243	215,819

Total liabilities and shareholders’ equity	2,801,457	2,772,055	423,325

E-Commerce China Dangdang Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share related data)

	Three Months Ended
	March 31,	March 31,	March 31,
	2010	2011	2011
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	445,602	678,083	103,551
Media	382,896	514,039	78,500
General merchandise	62,706	164,044	25,051
Other revenue	2,770	9,497	1,450

Total net revenues	448,372	687,580	105,001

Cost of revenues	(357,958)	(553,580)	(84,538)

Gross profit	90,414	134,000	20,463

Operating income/(expenses):
Fulfillment expenses	(54,684)	(84,960)	(12,974)
Marketing expenses	(11,289)	(23,239)	(3,549)
Technology and content expenses	(11,928)	(18,443)	(2,817)
General and administrative expenses	(11,789)	(11,754)	(1,795)
Other income		3,130	478

Total operating expenses,net	(89,690)	(135,266)	(20,657)

Income (loss) from operations	724	(1,266)	(194)

Interest income	1,276	3,960	605

Other expenses,net:	(987)	(676)	(103)

Income before income taxes	1,013	2,018	308

Income tax benefit	0	1,057	161

Net income	1,013	3,075	469

Net income attributable to common shareholders	0	3,075	469

Net income per common share
- Basic	—	0.01	0.00
- Diluted	—	0.01	0.00

Net income per ADS
- Basic	—	0.04	0.01
- Diluted	—	0.04	0.01

Net income allocated to common shareholders used in net income per share/ADS caculation
- Basic	—	3,075	469
- Diluted	—	3,075	469
Shares used in income per common share computation:
Common shares:
- Basic	175,644,260	—	—
- Diluted	175,644,260	—	—
Class A common shares:
- Basic	—	104,744,198	104,744,198
- Diluted	—	419,143,218	419,143,218
Class B common shares:
- Basic	—	286,520,870	286,520,870
- Diluted	—	286,520,870	286,520,870

ADS used in net income per ADS caculation
- Basic	35,128,852	78,253,014	78,253,014
- Diluted	35,128,852	83,828,644	83,828,644

(In thousands, except share related data)

	Three Months Ended
	March 31,	March 31,	March 31,
	2010	2011	2011
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
* share-based compensation charges included are as follows:
Operating expenses:
Fulfillment *	234	244	37
Marketing*	45	59	9
Technology and content*	180	191	29
General and administrative*	851	1,942	297

Total	1,310	2,436	372

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.548to US$1.00, the noon buying rate on March 31, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Each ADS represents five common shares of the Company.

(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	March 31,	March 31,	March 31,
	2010	2011	2011
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Income(loss) from operations	724	(1,266)	(194)
Share-based compensation expenses	1,310	2,436	372

Non-GAAP operating income	2,034	1,170	178

Operating margin	0.2%	(0.2)%	(0.2)%
Impact due to share-based compensation expenses	0.3%	0.4%	0.4%

Non-GAAP operating margin	0.5%	0.2%	0.2%

Net income	1,013	3,075	470
Share-based compensation expenses	1,310	2,436	372

Non-GAAP net income	2,323	5,511	842

(In thousands, except share related data)

	Three Months Ended
	March 31,	March 31,	March 31,
	2010	2011	2011
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Income(loss) from operations	724	(1,266)	(194)

Add back :
Depreciation and amortization	3,885	6,386	975

Share-based compensation	1,310	2,436	372

Adjusted EBITDA-Non GAAP	5,919	7,556	1,153